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Exhibit (a)(1)(L)

Subject: ACTION REQUIRED: 2006 income tax liability

As of today, we have not yet received your faxed agreement to adopt the tender offer solution that has been designed to protect your discounted stock options from substantial tax penalties. You received an email on November 17th that contained a personalized worksheet showing the discounted options that you hold.

In order to avoid substantial penalty taxes on your discounted options, you must fax your acceptance of the tender offer to 650-625-3471 so that it is received by 9:00 p.m. Pacific Standard Time on December 21, 2006. Enclosed is another election form for your convenience.

Please note that this tender offer is different from the pre-closing correction notice that you received in late October, before the acquisition of Mercury by HP.

If you do not return your faxed agreement to adopt this tender offer solution so that it is received by 9:00 p.m. Pacific Standard Time on December 21, 2006, you will likely have income taxation on your discounted options at the vesting date of the options (regardless of whether you exercise the options), you will pay a 20% penalty tax, and you will pay a 9% interest penalty. Moreover, these consequences will likely continue from the time of vesting through the time you ultimately exercise these options. If you do adopt the tender offer solution, you will only be taxed on the affected options when you exercise the options.

All of the details of Hewlett-Packard's offer to you, including detailed discussions of the tax consequences of participating in the offer or declining to participate in the offer, were included in the e-mail dated November 17, 2006. For more information on how to participate in the offer, you can view and print documents at http://www.insidemercury.com/inside/news_at_mercury/inside_spin/section_409a_discounted_stock.asp or you may e-mail HP409A@deloitte.com for more information on the tax consequences discussed in the offer.

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  Exhibit (a)(1)(L)